

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 28, 2017

Thomas J. Kemly
President and Chief Executive Officer
Columbia Financial, Inc.
19-01 Route 208 North
Fair Lawn, New Jersey 07410

> **Re:** **Columbia Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 5, 2017**
> **File No. 333-221912**

Dear Mr. Kemly:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors

Risks Related to Our Business

Security breaches and cybersecurity threats could compromise our information…, page 19

2. Please provide a description of any cyber incidents that you have experienced that are

individually, or in the aggregate, material, including a description of the costs and other consequences, and disclose the extent to which you outsource functions that have material cybersecurity risks. Please refer to CF Disclosure Guidance: Topic No. 2.

<u>Because the nature of the financial services business involves a high volume…, page 19</u>

3. In this risk factor you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Revise to provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Christina M. Gattuso, Esq.